Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
Via EDGAR
Christina DiAngelo and Jeff Long
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (File No.: 333-164277)
AIM Growth Series (File No.: 333-164280)
AIM Growth Series (Balanced-Risk Retirement Funds) (File No.: 333-164293)
AIM Investment Funds (File No.: 333-164278)
AIM Investment Securities Funds (File No.: 333-164279)
AIM Investment Securities Funds (Money Market Fund) (File No.: 333-164295)
AIM Sector Funds (File No.: 333-164281)
AIM Tax-Exempt Funds (File No.: 333-164276)
AIM Tax-Exempt Funds (Tax-Exempt Cash Fund) (File No.: 333-164296)
Dear Ms. DiAngelo and Mr. Long:
          On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on February 2, 2010 and via e-mail on February 3, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed on January 8, 2010, January 11, 2010 and January 12, 2010 relating to the reorganization (the “Reorganization”) of certain Van Kampen Funds (the “VK Funds”) and Morgan Stanley Funds (the “MS Funds,” and, together with the VK Funds, the “Acquired Funds”) into funds within the AIM Family of Funds (the “Acquiring Funds”).
          For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”). Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Christina DiAngelo and Jeff Long
February 11, 2010

Comments to MS Funds’ Proxy Statement/Prospectus
1. Comment: Provide the accounting survivor analysis described in the North American Security Trust no-action letter for any Acquiring Funds that will not be the accounting survivor following the Reorganization.
          Response: The Acquiring Funds will continue the accounting records of the MS Funds and, as a result, the accounting books and records of the MS Funds will become the accounting books and records of the Acquiring Funds. For each Acquiring Fund that will employ portfolio management teams currently associated with Invesco and not the portfolio management teams of the corresponding MS Fund, the historical performance information of the MS Fund will not be incorporated into the Acquiring Fund’s N-1A prospectus in reliance on Instruction 4 to Item 4(b)(2) of Form N-1A.
2. Comment: Provide discussion regarding any planned portfolio repositioning.
          Response: Any portfolio repositioning that will occur in connection with a Reorganization will be in the normal course of business where the Acquiring Fund has a different portfolio management team than the corresponding MS Fund. The MS Funds and their corresponding Acquiring Funds are not expected to bear significant brokerage or other costs to reposition their holdings in connection with the Reorganizations. Thus, no additional disclosure has been added to the MS Funds Proxy Statement/Prospectus. Disclosure has been added to the VK Funds’ Proxy Statement/Prospectus regarding planned portfolio repositioning.
3. Comment: Are there any material differences in the valuation methodologies utilized by the MS Funds and the Acquiring Funds that would cause differences in the capitalization tables? If there are no differences, please add disclosure to that effect.
          Response: The MS Funds and Acquiring Funds have concluded that there are no material differences in the valuation methodologies utilized by the MS Funds and the Acquiring Funds. The following disclosure will be added to the narrative disclosure leading into the capitalization tables in the “Capitalization” Section of the Proxy Statement/Prospectus: “The valuation methodologies of the MS Funds and the Acquiring Funds used in compiling the information in the following capitalization tables have been determined not to be materially different.”
4. Comment: The Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP with respect to the MS Funds incorrectly references reports dated February 24, 2009 in regards to the International Growth Equity Portfolio, Large Cap Relative Value Portfolio and U.S. Small/Mid Cap Value Portfolio. Such reports were dated February 20, 2009. Please file an updated consent.
          Response: An updated consent reflecting the correct date will be filed with a post-effective amendment to each affected N-14.

Christina DiAngelo and Jeff Long
February 11, 2010

5. Comment: The Consents of Independent Registered Public Accounting Firm of Deloitte & Touche LLP relating to the MS Funds having a fiscal year end of September 30 and October 31 currently reference reports covering the fiscal years ended September 30, 2008 and October 31, 2008. Please file updated consents referencing reports covering the fiscal years ended September 30, 2009 and October 31, 2009.
          Response: The requested consents will be filed with a post-effective amendment to each affected N-14.
6. Comment: Consider whether the Consent of Independent Registered Public Accounting Firm of Deloitte & Touche LLP relating to Morgan Stanley Dividend Growth Securities Inc. and Morgan Stanley Natural Resource Development Securities Inc. should be revised so that it no longer applies to the Morgan Stanley Natural Resource Development Securities Inc., which is not part of the Reorganization.
          Response: A revised consent will be filed with a post-effective amendment to each affected N-14.
7. Comment: We noticed that the fee waivers for most of the MS Funds are presented as contractual waivers in the fee table. In the most recent annual reports of the MS Funds, the waivers are noted as voluntary. Are the Morgan Stanley fee waivers contractual or voluntary?
          Response: The Registrants respectfully submit that Instruction 3(e) of Item 3 of the current Form N-1A does not use the term “contractual.” Such instruction provides the following: "[i]f there are any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the fee table...”.
          The MS Funds believe that reflecting the “Fee Waiver” and “Net Annual Operating Expenses” in the fee table complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangement will be in place until such time as the MS Funds’ Board of Trustees deems it advisable to rescind it, which the MS Funds currently believe is an indefinite period. Accordingly, the MS Funds believe that the net annual fund operating expenses are appropriately reflected in the fee table and expense example.
8. Comment: The Expense Example for certain Funds do not reflect a conversion from Class B shares to Class A shares after 8 years. Disclose in the lead in paragraphs to the Expense Example why the Class B shares of certain MS Funds do not convert to Class A shares after 8 years.
           Response: Class B shares of a MS Fund will not convert to Class A shares that have a higher 12b-1 fee rate than Class B shares at the time of conversion and, in such cases, Class B shares expenses is

Christina DiAngelo and Jeff Long
February 11, 2010

reflected in years 9 and 10 in the expense example. Disclosure to this effect will be added, where requested.
9. Comment: In the fee table, with respect to the Morgan Stanley Alternative Opportunities Fund, Morgan Stanley Commodities Alpha Fund and U.S. Small Cap Value Portfolio, please explain the increase or decrease in the Pro Forma “Other Expenses” of Acquiring Funds.
           Response: Morgan Stanley Alternative Opportunities Fund and Morgan Stanley Commodities Alpha Fund: Fiscal year end figures include amortization of offering costs over the first year of Fund operations. Adjustments were made in the N-14 to exclude these costs since they are non-recurring. U.S. Small Cap Value Portfolio: Pro forma other expenses are expected to decline due to a change in the pricing of administrative services fees.
10. Comment: In the “Questions and Answers” Section of the Proxy Statement/Prospectus, the second sentence of the answer to the question “Are there any differences in the advisory fee or total annual fund operating expenses of the MS Funds and Acquiring Funds?” states that “In addition, Invesco Advisers, Inc., the investment adviser to the Acquiring Funds, has agreed to waive its advisory fee and/or reimburse fund expenses of each Acquiring Fund through at least June 30, 2012 so that each Acquiring Fund’s total annual fund operating expenses will be no greater than the total annual fund operating expenses of the corresponding MS Fund.” As of what date(s) were the net annual fund operating expenses of the corresponding Acquiring Funds calculated?
           Response: The net annual fund operating expenses for each Acquiring Fund were based on the annual fund operating expenses for the fiscal year ended in 2009 included in the prospectus fee table for the corresponding MS Fund.
11. Comment: In the “Questions and Answers” Section of the Proxy Statement/Prospectus, in the first sentence of the answer to the question “What are the expected federal income tax consequences of the Reorganizations?,” please replace “anticipate receiving” with “will receive.”
           Response: The requested revision will be made.
Comments to VK Funds’ Proxy Statement/Prospectus
12. Comment: In the heading of the pro forma combined row in the fee table and Expense Example, please state the full name of the Acquiring Funds.
          Response: The requested revisions will be made.
13. Comment: We noticed that the fee waivers for most of the VK Funds are presented as contractual waivers in the fee table. In the most recent annual reports of the VK Funds,

Christina DiAngelo and Jeff Long
February 11, 2010

the waivers are noted as voluntary. Are the Van Kampen fee waivers contractual or voluntary?
          Response: The Registrants respectfully submit that Instruction 3(e) of Item 3 of the current Form N-1A does not use the term “contractual.” Such instruction provides the following: "[i]f there are any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the fee table...”.
          The VK Funds believe that reflecting the “Fee Waiver” and “Net Annual Operating Expenses” in the fee table complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangement will be in place until such time as the VK Funds’ Board of Trustees deems it advisable to rescind it, which the VK Funds currently believe is an indefinite period. Accordingly, the VK Funds believe that the net annual fund operating expenses are appropriately reflected in the fee table and expense example.
Comments on the fee table of the MS Funds’ Proxy Statement/Prospectus with respect to specific MS Funds (provided via e-mail):
14. Comment: Morgan Stanley Alternative Opportunities Fund: Reconcile fee table amounts to 7/31/09 fiscal year-end data. Amounts agree to 11/30/09 prospectus. What changed?
          Response: Morgan Stanley Alternative Opportunities Fund: Fiscal year end figures include amortization of offering costs over the first year of Fund operations. Adjustments were made in the N-14 to exclude these costs since they are non-recurring. A footnote will be added to the post-effective amendment to clarify.
15. Comment: Morgan Stanley California Tax-Free Income Fund: Class B gross expenses do not agree to semi-annual financial highlights. Discuss Footnote 7.
          Response: The Class B 12b-1 ratio has been restated to reflect actual fees and a footnote will be added to the post-effective amendment. Footnote 7 is the disclosure currently in the Morgan Stanley California Tax-Free Income Fund target fund to describe the expense limit commitment by the advisor.
16. Comment: Morgan Stanley Commodities Alpha Fund: Reconcile gross expenses to 7/31/09 audited financial highlights. We note the change in management fee. What else changed? Footnote 12 states that the fee table contains current rather than historical fees.
          Response: In addition to the change in management fees, the Morgan Stanley Commodities Alpha Fund reflected adjustments in other expenses. Fiscal year end figures include amortization of offering costs over the first year of Fund operations. Adjustments were

Christina DiAngelo and Jeff Long
February 11, 2010

made in the prospectus and N-14s to exclude these costs since they are non-recurring. A footnote will be added to the post-effective amendment to clarify.
17. Comment: Morgan Stanley Dividend Growth Securities Inc.: Footnote 11 states that there is a voluntary waiver on class B shares for 12b-1 fees of 0.24%. Do the fees disclosed in the fee table represent the voluntary waiver or is this what was actually paid?
          Response: The actual ratio of the Class B 12b-1 fee is 0.24% so that gross and net expense ratios are the same.
18. Comment: The FX Alpha Plus Strategy Portfolio: Verify the accuracy of the disclosed deferred sales charge on Class C shares (0.75%). The hypothetical expense example uses a 1% deferred sales charge.
          Response: The correct deferred sales charge is 1%. The revision to the fee table will be made in a post-effective amendment to the N-14.
19. Comment: The FX Alpha Strategy Portfolio: Verify the accuracy of the sales charge for Class A shares. The hypothetical expense example uses a 2.25% sales load, which agrees to the February 2009 prospectus. The fee table discloses a sales load of 4%.
          Response: The correct sales load is 2.25%. The revision to the fee table will be made in a post-effective amendment to the N-14.
20. Comment: Morgan Stanley High Yield Securities: Discuss the 0.02% waivers for each class as they relate to the expense caps in the table in the fee table footnotes.
          Response: A revision will be made in a post-effective amendment to the N-14 to increase the waiver amount to 0.03% and revise total annual operating expenses after fee waivers and the expense example.
21. Comment: Morgan Stanley S&P 500 Index Fund: Are the contractual waivers in the footnote table correct? Do these amounts take only into account the contractual waivers noted in Footnote 8, or do they include the voluntary waivers as well? In Footnote 8, should the Class B net expenses after voluntary waivers be 1.34% instead of 1.24%?
          Response: The footnote reflects the voluntary waivers. Footnote 8 should reflect expenses after voluntary waivers of 1.34%. A revision to Footnote 8 will be made in a post-effective amendment to the N-14.
22. Comment: Footnote 15: For the following MS Funds, reconcile gross expense ratios in the fee table to the most recent audited financial highlights expense ratios. Discuss the note about sub-transfer agency fees.

Christina DiAngelo and Jeff Long
February 11, 2010

a) Municipal Portfolio
b) U.S. Mid Cap Value Portfolio
c) U.S. Small/Mid Cap Value Portfolio
d) Value Portfolio
          Response: Other expenses have been restated to reflect changes in the funds’ 18f-3 plan regarding the allocation methodology of transfer agent fees and the elimination of expense caps on sub accounting fees. A footnote will be added to reflect this change.
23. Comment: MS Funds using 6/30/09 semi-annual expense information: Reconcile the 6/30/09 semi-annual financial highlights expense information to the fee table expense ratios as of 6/30/09 for the following MS Funds:
a) International Growth Equity Portfolio
b) Morgan Stanley New York Tax-Free Income Fund — Class B Gross Expenses
c) Large Cap Relative Value Portfolio
          Response: a) International Growth Equity Portfolio and Large Cap Relative Value Portfolio: Other expenses have been restated to reflect changes in the Funds’ 18f-3 plan regarding the allocation methodology of transfer agent fees and the elimination of expense limits on sub accounting fees. A footnote will be added to reflect this change. b) Morgan Stanley New York Tax-Free Income Fund — Class B Gross Expenses: Class B 12b-1 ratio has been restated to reflect actual fees. A footnote will be added to reflect this change.
24. Comment: Footnote 9: Does this apply to the MS Funds that use their semi-annual amounts? The footnote states “the total annual fund operating expenses listed above in the fee tables are based on the average net assets of the Fund as of its fiscal year end.” This comment applies to the following MS Funds:
a) Morgan Stanley California Tax-Free Income Fund
b) International Growth Equity Portfolio
c) Large Cap Relative Value Portfolio
d) Morgan Stanley New York Tax-Free Income Fund
e) Morgan Stanley Tax-Exempt Securities Trust
          Response: Footnote 9 does not apply to such MS Funds. A revision will be made in a post-effective amendment to the N-14 to remove the reference to Footnote 9 for MS Funds that use their semi-annual amounts.
25. Comment: Footnote 10: Should The FX Alpha Plus Strategy Portfolio percentage change to 0.11%?
          Response: Yes. A revision to the rebate related to affiliated investments will be made in a post-effective amendment to the N-14.

Christina DiAngelo and Jeff Long
February 11, 2010

26. Comment: Footnote 14: Is the fee shown the actual fee charged or the base? Should the language be modified?
          Response: Base and actual are the same since there was no performance fee adjustment for the funds to which this footnote applies in the fiscal year ended 10/31/09.
27. Comment: Fee table Footnote 8 Expense Waiver Table:
a) Morgan Stanley Alternative Opportunities Fund — Should Class A be 1.50%? Class B doesn’t exist, therefore remove 2.31%.
b) Should The FX Alpha Strategy Portfolio be 1.79% for Class C shares?
c) Ensure that the correct names of the Funds are used.
          Response: a) Morgan Stanley Alternative Opportunities Fund: Class A is correct at 1.56%. Class B will be removed in a post-effective amendment to the N-14. b) Yes. The revision will be made in a post-effective amendment to the N-14. c) The Registrants have verified the names of the Funds in the fee table.
28. Comment: Hypothetical Expense Examples: For the Morgan Stanley Tax Exempt Securities Trust, verify the accuracy of the hypothetical expense examples. The “with redemption” and “without redemption” amounts seem to be switched.
          Response: The “with redemption” and “without redemption” amounts for Class C year one were switched. The revision will be made in a post-effective amendment to the N-14.
Comments on MS Funds’ Statement of Additional Information (“SAI”) (provided via e-mail):
29. Comment: With respect to Item 39 on page 8 of the SAI, update reference to December 31, 2008 financial statements.
          Response: The requested change will be made in a post-effective amendment to each N-14.
30. Comment: With respect to Item 41 on page 8 of the SAI, update reference to October 31, 2009 financial statements.
          Response: The requested change will be made in a post-effective amendment to each N-14.
Comments Regarding the Target Date Funds Reorganizations
31. Text: In the Q&A Section, on page Q/A-3, the second paragraph under the question “What are the expected federal income tax consequences of the Reorganizations?” states:

Christina DiAngelo and Jeff Long
February 11, 2010

“In addition, the liquidation by each VK Fund of all, or substantially all, of its assets in exchange for cash prior to the closing of the Reorganization may result in the realization of capital gains that, to the extent not offset by capital losses, would be distributed to shareholders prior to the Closing Date. ...”
          Comment: If the VK Funds are going to recognize capital gains as a result of the liquidation by each VK Fund of all, or substantially all, of its assets, the amount of capital gains should be disclosed if it is significant in the Q&A Section.
           Response: A cross-reference has been added to the Q&A section that states more information regarding the estimated distributions per share resulting from the liquidation of the portfolio may be found in the section titled “Federal Income Tax Consequences- Liquidation of the VK Fund Assets to Cash.”
32. Text: In the Q&A Section, on page Q/A-2, the first paragraph under the question “Are there any significant differences in the advisory fee or annual fund operating expenses of each VK Fund and its corresponding Acquiring Fund?” states: “The Acquiring Funds, unlike the VK Funds, do not charge an investment advisory fee at the “top tier” level. In addition, Invesco Advisers, Inc., the investment adviser to the Acquiring Funds, has agreed to reimburse fund expenses of each Acquiring Fund through at least June 30, 2012 so that its total annual fund operating expenses will be no greater than the total annual fund operating expenses of the corresponding VK Fund. This expense limitation arrangement and a comparison of the before reimbursement and after-reimbursement expenses of the Funds are described in the “Comparison of Fees and Expenses” section of the Proxy Statement/Prospectus.”
          Comment: The footnotes to the Fees and Expense Tables include two fee waivers by Invesco Advisers: One expiring on April 30, 2011 and a second waiver expiring on June 30, 2012. Add disclosure about the April 30, 2011 fee waiver.
          Response: The revision will be made in a post-effective amendment to the N-14.
33. Comment: Disclose in the Q&A Section the estimated costs of the Reorganizations.
          Response: Disclosure regarding the estimated costs of the Reorganizations, which is included in the pro forma financial statements, will be added to the Q&A.
34. Comment: Disclose in the footnotes to the Fees and Expense tables that Class Y’s expenses are currently capped at 0.00% (excluding certain items as listed in the footnote).
          Response: Class Y expense limitations will be added for each AIM Balanced-Risk Retirement Acquiring Fund in a post-effective amendment to the N-14.

Christina DiAngelo and Jeff Long
February 11, 2010

35. Comment: Disclose in the footnotes to the Fees and Expense tables that “Acquired Fund Fees and Expenses” are not expenses taken into account in determining Invesco Advisers’ obligation to reimburse expenses.
          Response: The Registrant believes that the requested disclosure regarding Acquired Fund Fees and Expenses is currently included in Footnote 7.
36. Comment: The VK Funds include a net expense number in the fee table but there does not appear to be a contract where the adviser is obligated to waive fees for at least one year. If the waiver is a voluntary waiver net expense numbers should not be disclosed in the table, but rather in a footnote.
          Response: The Registrants respectfully submit that Instruction 3(e) of Item 3 of the current Form N-1A does not use the term “contract.” Such instruction provides the following: "[i]f there are any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the fee table...”.
          The VK Funds believe that reflecting the “Fee Waiver” and “Net Annual Operating Expenses” in the fee table complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangement will be in place until such time as the VK Funds’ Board of Trustees deems it advisable to rescind it, which the VK Funds currently believe is an indefinite period. Accordingly, the VK Funds believe that the net annual fund operating expenses are appropriately reflected in the fee table and expense example.
37. Comment: Within the Pro Forma Financial Statements, in the Statement of Assets and Liabilities for the Van Kampen In Retirement Strategy Fund/AIM Balanced-Risk retirement Now Fund, revise the numbers for Total assets and Total liabilities to ensure accuracy.
          Response: The total assets and total net assets numbers in the pro forma financial statements will be revised in a post-effective amendment to the N-14.
Comments Regarding the Money Market Funds Reorganizations
38. Comment: The numbers in the pro forma capitalization table for the Van Kampen Tax Free Money Fund into the AIM Tax-Exempt Cash Fund should be revised to correspond to the Pro Forma Financial Statements, that is, the numbers should be as of September 30, 2009 instead of July 31, 2009.
           Response: The numbers in the pro forma capitalization tables were as of September 30, 2009, however, the heading incorrectly stated that the numbers were as of July 31, 2009. The correct heading will be included in a post-effective amendment to the N-14.

Christina DiAngelo and Jeff Long
February 11, 2010

           In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that: (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          Please do not hesitate to contact me at 713-214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Melanie Ringold
Melanie Ringold, Esq.
Assistant General Counsel